Filed pursuant to Rule 424(b)(3)
Registration No. 333‑268986
StepStone Private Infrastructure Fund
Class T Shares
Supplement dated September 1, 2023 to the Prospectus
This supplement amends the prospectus of StepStone Private Infrastructure Fund (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the prospectus and statement of additional information and retain it for future reference.
Effective September 1, 2023, Class T Shares will remove the maximum dealer fee of 0.50% and will be subject to a maximum selling commission of 3.50%. Accordingly, the Fund’s prospectus is revised as follows:
The first bullet point in the response to the question “What are the fees that investors pay with respect to the Shares they purchase in the offering?” in the section titled “Summary of Prospectus” is hereby deleted and replaced with the following:

●
First, for Class T Shares and Class S Shares, there are shareholder transaction expenses that are a one-time upfront fee calculated as a percentage of the offering price. Class T Shares and Class S Shares have a maximum selling commission of 3.50%.

The first footnote to the fee table in the section titled “Summary of Fees and Expenses” is hereby deleted and replaced with the following:

(1)
Investors purchasing Class T and Class S Shares may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged. A Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

The first paragraph of the sub‑section titled “Purchase Terms” in the section titled “Purchase of Shares” is hereby deleted and replaced with the following:
The Fund offers four classes of Shares. Investors purchasing Class T Shares or Class S Shares in the Fund may be charged a sales load of up to 3.50% of the investment amount. Class D Shares and Class I Shares do not have a sales load.
The fourth paragraph of the section titled “Plan of Distribution” is hereby deleted and replaced with the following:
Selling Agents may receive the Distribution and/or Shareholder Servicing Fee which they will use to compensate their brokerage representatives for Class T Shares, Class S Shares or Class D Shares sales and support. Sales Loads may be assessed at the time of purchase, on Class T Shares and on Class S Shares, up to a maximum of 3.50% of the investment amount. Class I and Class D Shares are not subject to any sales load at the time of purchase.